June 29, 2012

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549		By EDGAR
Attn:	H. Roger Schwall Assistant Director

Re:	Dakota Plains Holdings, Inc., formerly MCT Holding Corporation
Current Report on Form 8-K
Filed March 23, 2012
Quarterly Report on Form 10-Q for Fiscal Quarter ended March 31, 2012
Filed May 15, 2012
Response dated May 7, 2012
File No. 0-53390

Dear Mr. Schwall:

On behalf of Dakota Plains Holdings, Inc., formerly MCT Holding Corporation (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced current report on Form 8-K (the “Current Report”) and quarterly report on Form 10-Q (the “Quarterly Report”), as set forth in your letter dated June 6, 2012. The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response.

Current Report on Form 8-K, filed March 23, 2012

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your filing that you are an emerging growth company and revise your filing to:
•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
•	State your election under Section 107(b) of the JOBS Act:
O	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
O	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Securities and Exchange Commission

June 29, 2012

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: The Jumpstart our Business Startups Act was enacted on April 5, 2012, subsequent to the original filing of the Current Report on March 23, 2012. Notwithstanding the timing of the filing of the Current Report, we intend to disclose at the beginning of an amendment to the Form 8-K that our company is an “emerging growth company” and to include the additional disclosure identified above.

2.	Please incorporate your proposed revisions in response to prior comments 1 through 10 in an amendment to your Form 8-K.

Response: We intend to incorporate all of our previously proposed revisions in a single amendment to the Current Report after all Staff comments have been resolved.

3.	We note your response to prior comment 2. Please revise to clarify that you “have not established definitive plans to pursue such an opportunity,” that you “are not currently able to reasonably estimate the capital expenditures or sources of financing” and, if true, that there is no assurance that such a project will come to fruition.

Response: We intend to clarify in an amendment to the Current Report that (i) we have not established definitive plans to pursue a feeder pipeline, (ii) we are not currently able to reasonably estimate the capital expenditures or sources of financing for any future feeder pipeline project, and (iii) there can be no assurance that such a project will come to fruition.

4.	Your response to prior comment 8 states that “Dakota Plains, Inc. (or its successor) caused the filing of a Notice on Form D with the Commission with respect to each transaction for which such filing is required under Regulation D.” However, we are unable to locate any Forms D filed subsequent to March 1, 2007. Please advise.

Response: The Staff is advised to direct its attention to the filings of Dakota Plains, Inc., including the notices on Form D filed June 24, 2009 (file no. 021-132214); August 30, ,2010 (file no. 021-147089); and December 12, 2011 (file no. 021-170880).

Exhibit Index, page 43

5.	Please file the executed versions of your promissory note filed as Exhibit 4.1 and your Exchange and Loan Agreements filed as Exhibit 10.10 and 10.11.

Response: The executed versions of the promissory notes filed as Exhibit 4.1 and the exchange and loan agreements filed as Exhibit 10.10 and 10.11 are substantially identical in all material respects. Furthermore, we disclose in the Current Report under the heading “Liquidity and Capital Resources” that the aggregate principal amount of such notes totals $9.0 million and the aggregate principal amount of the available supplemental notes under the exchange and loan agreements filed as Exhibit 10.11 totals $5.5 million.

Securities and Exchange Commission

June 29, 2012

The only differences between the individual executed versions of the notes and exchange and loan agreements are the parties thereto and, in certain cases, the amounts thereof. Based in part upon the fact that the notes must be repaid pro rata and the supplemental notes must be requested pro rata, we concluded that neither of those differences is material to an investor’s understanding of the notes and exchange and loan agreements. Accordingly, in light of Instruction 2 of Item 601 of Regulation S-K we determined that it was not necessary to file the individual executed notes or exchange and loan agreements.

Form 10-Q for Quarter Ended March 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 16

6.	Please revise to clarify when you anticipate commencement and completion of construction of your storage tank facility.

Response: We intend to include the following revised disclosure in the amendment to our Current Report: “The transloading joint venture distributes a cash payment on a monthly basis using a calculation that considers the month’s ending cash balance less third party expenses, both current and due over the next 30 days. The ending amount is the priority cash available. Any joint venture member transaction payments due are deducted from the priority cash available. The ending balance, which is the priority cash remaining, is then multiplied by 50%, which is the required distribution amount. The distribution amount is then evenly distributed between Dakota Plains Transloading, LLC and PTS. Dakota Plains Transloading, LLC received a regular cash distribution from the transloading joint venture in January 2012. However, beginning in February 2012, Dakota Plains Transloading, LLC has temporarily suspended regular distributions to conserve capital to fund the purchase of seven additional transloaders for use at our New Town, North Dakota transloading facility and the construction and installation of a storage tank capable of storing up to 90,000 barrels of crude oil. The storage tank was ordered on April 16, 2012 and construction is expected to be completed in February 2013.”

7.	We note your response to prior comment 4 with respect to the loss of your customer from your transloading joint venture and your discussion on page 19 relating to your marketing joint venture. Please revise to quantify, to the extent material, the marketing volume that offset the loss of your customer.

Response: Our contract with UET expired on January 31, 2012. In January, UET was responsible for approximately 12,000 barrels of oil transloaded on a daily basis, at our facility. In February our marketing joint venture was our exclusive transloading customer and transloaded approximately 15,000 barrels of oil per day in February and approximately 18,000 barrels of oil per day in March.

8.	We note your proposed response to prior comment 6. Expand your proposed response to explain what is meant by an “embedded derivative,” to identify the embedded derivate in this case and explain how it resulted in the loss on extinguishment of debt.

Response: The currently outstanding promissory notes include an additional payment provision that could modify the cash flows of the promissory notes due to a change in the Company’s share price, therefore making the additional payment provision an embedded derivative. The original fair value of the embedded derivative is included in the loss on extinguishment of debt because the additional payment provision properly qualifies as a contingent payment. When comparing the fair value of the new promissory notes and the old promissory notes, the fair value of the embedded derivative needs to be included in the fair value of the new promissory notes, when calculating the loss on the extinguishment of debt.

Securities and Exchange Commission

June 29, 2012

As specifically requested by the Commission, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if we can further assist your review of the filings.

Very truly yours,

DAKOTA PLAINS HOLDINGS, INC.

By:	/s/ Timothy R. Brady
Timothy R. Brady Chief Financial Officer

cc:	Gabriel G. Claypool, Chief Executive Officer Tracie Towner, Staff Accountant Karl Hiller, Branch Chief Caroline Kim, Staff Attorney Joshua L. Colburn